UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K/A

(Amendment No.1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2020

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower

1 Garden Road

Central

Hong Kong S.A.R.

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⌧                                  Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                                  No ⌧

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

EXPLANATORY NOTE

This Amendment No. 1 (the “Amendment”) to the Report of Foreign Private Issuer on Form 6-K (the “Original 6-K”), originally furnished by Global Cord Blood Corporation (the “Company”) to the Securities and Exchange Commission on November 24, 2020 containing the financial results for the three months and six months ended September 30, 2020 of the Company, amends the Original 6-K to include an unaudited condensed consolidated statement of changes in equity, an unaudited condensed consolidated statements of cash flows, and notes to the unaudited condensed consolidated financial statements and the applicable interactive data file as Exhibit 101, which provides the unaudited condensed consolidated financial statements in XBRL (eXtensible business reporting language), and to provide for the incorporation by reference described below. No other changes have been made to the Original 6-K. This Amendment does not reflect events that may have occurred subsequent to the original submission date and does not modify or update in any way the disclosures made in the Original 6-K.

This Amendment and each of the exhibits to this Amendment are hereby incorporated by reference into the registration statements on Form F-3 (No. 333-233880 and No. 333-183143) of the Company.

This Amendment contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Amendment is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Amendment is filed, and the Company does not intend to update any of the forward-looking statements after the date this Amendment is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Amendment are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current 2019 novel coronavirus (“COVID-19”) outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife Group Limited and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and six months ended September 30, 2020 of the Company.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

(Amounts expressed in thousands)

		March 31,	September 30,
	Note	2020	2020	2020
		RMB	RMB	US$
ASSETS

Current assets
Cash and cash equivalents		5,473,373	5,729,503	843,864
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869 ; September 30, 2020: RMB120,582 (US$17,760))		104,251	121,722	17,928
Inventories		43,758	56,106	8,264
Prepaid expenses and other receivables		44,785	67,604	9,957
Total current assets		5,666,167	5,974,935	880,013

Property, plant and equipment, net	3	522,679	514,153	75,726
Operating lease right-of-use assets		4,548	6,089	897
Non-current deposits		347,360	343,250	50,555
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421 ; September 30, 2020: RMB70,451 (US$10,376))		160,031	193,023	28,430
Inventories		85,109	88,335	13,010
Intangible assets, net		92,823	90,513	13,332
Investment in equity securities at fair value		101,306	120,670	17,773
Other equity investment		189,129	189,129	27,856
Deferred tax assets		50,701	52,823	7,780
Total assets		7,219,853	7,572,920	1,115,372

LIABILITIES

Current liabilities
Accounts payable		19,992	12,317	1,814
Accrued expenses and other payables		113,989	129,231	19,034
Operating lease liabilities		1,717	1,597	235
Deferred revenue		402,751	420,516	61,935
Income tax payable		32,329	31,542	4,646
Total current liabilities		570,778	595,203	87,664

Non-current deferred revenue		2,289,762	2,339,828	344,619
Non-current operating lease liabilities		1,782	1,724	254
Other non-current liabilities		450,900	467,236	68,816
Deferred tax liabilities		18,140	17,332	2,554
Total liabilities		3,331,362	3,421,323	503,907

EQUITY

Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2020, respectively		83	83	12
Additional paid-in capital		2,101,582	2,101,582	309,529
Treasury stock, at cost (March 31 and September 30, 2020: 136,899 shares, respectively)		(2,815)	(2,815)	(415)
Accumulated other comprehensive losses		(94,663)	(99,304)	(14,626)
Retained earnings		1,877,940	2,141,883	315,467
Total equity attributable to Global Cord Blood Corporation		3,882,127	4,141,429	609,967

Non-controlling interests		6,364	10,168	1,498

Total equity		3,888,491	4,151,597	611,465

Total liabilities and equity		7,219,853	7,572,920	1,115,372

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Amounts expressed in thousands, except per share data)

		Three months ended September 30,			Six months ended September 30,
	Note	2019	2020	2020	2019	2020	2020
		RMB	RMB	US$	RMB	RMB	US$

Revenues		313,464	285,607	42,066	586,839	566,520	83,440
Cost of revenues		(48,315)	(44,698)	(6,583)	(94,064)	(88,161)	(12,985)
Gross profit		265,149	240,909	35,483	492,775	478,359	70,455

Operating expenses
Research and development		(6,399)	(4,953)	(729)	(11,100)	(9,298)	(1,369)
Sales and marketing		(64,880)	(54,124)	(7,972)	(125,517)	(109,184)	(16,080)
General and administrative		(49,435)	(42,671)	(6,285)	(99,337)	(87,207)	(12,843)
Total operating expenses		(120,714)	(101,748)	(14,986)	(235,954)	(205,689)	(30,292)

Operating income		144,435	139,161	20,497	256,821	272,670	40,163

Other (expenses)/income, net
Interest income		6,502	8,810	1,298	12,722	15,577	2,294
Foreign currency exchange (losses)/ gains		(162)	66	10	(190)	108	16
Change in fair value of equity securities		(7,043)	5,699	839	2,936	24,104	3,550
Dividend income		—	1,281	189	507	1,281	189
Others		422	1,195	176	762	2,918	430
Total other (expenses)/income, net		(281)	17,051	2,512	16,737	43,988	6,479

Income before income tax		144,154	156,212	23,009	273,558	316,658	46,642

Income tax expense	4	(22,087)	(22,890)	(3,371)	(41,563)	(48,911)	(7,205)
Net income		122,067	133,322	19,638	231,995	267,747	39,437

Net income attributable to non-controlling interests		(1,714)	(1,888)	(278)	(3,298)	(3,804)	(560)
Net income attributable to Global Cord Blood Corporation’s shareholders		120,353	131,434	19,360	228,697	263,943	38,877

Earnings per share:	5
- Basic		0.99	1.08	0.16	1.88	2.17	0.32
- Diluted		0.99	1.08	0.16	1.88	2.17	0.32

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments		12,800	(4,202)	(619)	23,153	(4,641)	(684)
Comprehensive income		134,867	129,120	19,019	255,148	263,106	38,753

Comprehensive income attributable to non-controlling interests		(1,714)	(1,888)	(278)	(3,298)	(3,804)	(560)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders		133,153	127,232	18,741	251,850	259,302	38,193

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statement of Changes in Equity

(Amounts expressed in thousands, except share data)

	Global Cord Blood Corporation shareholders
						Accumulated
	Share capital		Additional	Treasury stock		other		Non-
	No. of		paid-in	No. of		comprehensive	Retained	controlling	Total
	shares	Amount	capital	shares	Amount	losses	earnings	interests	equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB

Balance as of June 30, 2020	121,687,974	83	2,101,582	(136,899)	(2,815)	(95,102)	2,010,449	8,280	4,022,477
Net income	—	—	—	—	—	—	131,434	1,888	133,322
Other comprehensive income	—	—	—	—	—	(4,202)	—	—	(4,202)
Balance as of September 30, 2020	121,687,974	83	2,101,582	(136,899)	(2,815)	(99,304)	2,141,883	10,168	4,151,597

Balance as of September 30, 2020 - US$		$12	$309,529		$(415)	$(14,626)	$315,467	$1,498	$611,465

Balance as of June 30, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(78,385)	1,515,567	7,011	3,543,043
Net income	—	—	—	—	—	—	120,353	1,714	122,067
Other comprehensive income	—	—	—	—	—	12,800	—	—	12,800
Balance as of September 30, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(65,585)	1,635,920	8,725	3,677,910

Balance as of March 31, 2020	121,687,974	83	2,101,582	(136,899)	(2,815)	(94,663)	1,877,940	6,364	3,888,491
Net income	—	—	—	—	—	—	263,943	3,804	267,747
Other comprehensive income	—	—	—	—	—	(4,641)	—	—	(4,641)
Balance as of September 30, 2020	121,687,974	83	2,101,582	(136,899)	(2,815)	(99,304)	2,141,883	10,168	4,151,597

Balance as of September 30, 2020 - US$		$12	$309,529		$(415)	$(14,626)	$315,467	$1,498	$611,465

Balance as of March 31, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(88,738)	1,407,223	5,427	3,422,762
Net income	—	—	—	—	—	—	228,697	3,298	231,995
Other comprehensive income	—	—	—	—	—	23,153	—	—	23,153
Balance as of September 30, 2019	121,687,974	83	2,101,582	(136,899)	(2,815)	(65,585)	1,635,920	8,725	3,677,910

See accompanying notes to the unaudited condensed consolidated financial statements.

Global Cord Blood Corporation and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts expressed in thousands)

	Six months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Cash flows from operating activities:
Net cash provided by operating activities	378,011	274,643	40,450

Cash flows from investing activities:
Purchase of property, plant and equipment	(12,941)	(11,413)	(1,681)
Refund of prepayment for property, plant and equipment	6,984	—	—
Proceeds from disposal of property, plant and equipment	728	93	14
Net cash used in investing activities	(5,229)	(11,320)	(1,667)

Cash flows from financing activities:
Payment for dividends to holder of non-controlling interests	(4,039)	(6,074)	(895)
Net cash used in financing activities	(4,039)	(6,074)	(895)

Effect of foreign currency exchange rate change on cash and cash equivalents	1,681	(1,119)	(165)

Net increase in cash and cash equivalents	370,424	256,130	37,723

Cash and cash equivalents at beginning of period	4,997,861	5,473,373	806,141

Cash and cash equivalents at end of period	5,368,285	5,729,503	843,864

Non-cash investing activities:
Property, plant and equipment acquired by non-current deposits	7,578	4,110	605

Supplemental disclosures of cash flow information:
Cash paid for income taxes	38,493	52,628	7,751

See accompanying notes to the unaudited condensed consolidated financial statements.

Notes to the unaudited condensed consolidated financial statements
(Amounts expressed in thousands, except share data)

1            Principal activities and basis of presentation

(a)         Principal activities

Global Cord Blood Corporation (the “Company”) and its subsidiaries (collectively the “Group”) are principally engaged in the provision of umbilical cord blood storage and ancillary services in the People’s Republic of China (the “PRC”). The Group provides cord blood testing and processing services and storage services under the direction of subscribers for a cord blood processing fee and a storage fee. The Group also tests, processes and stores donated cord blood, and provides matching services to the public for a fee. As of September 30, 2020, the Group has three operating cord blood banks, one in the Beijing municipality, one in the Guangdong province and one in the Zhejiang province, the PRC. The Company’s shares are listed on the New York Stock Exchange.

(b)         Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the U.S. Securities and Exchange Commission (“SEC”). The condensed consolidated balance sheet as of March 31, 2020 was derived from the audited consolidated financial statements of the Company. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the March 31, 2020 audited consolidated financial statements of the Company included in the Company’s annual report on Form 20-F for the year ended March 31, 2020.

In the opinion of management, all adjustments (which include normal recurring adjustments) necessary to present a fair statement of the financial position as of September 30, 2020, the results of operations for the three months and six months ended September 30, 2019 and 2020, and cash flows for the six months ended September 30, 2019 and 2020 have been made.

For the convenience of the readers, certain amounts as of and for the three months and six months ended September 30, 2020 included in the accompanying unaudited condensed consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB6.7896, being the spot exchange rate of U.S. dollars in effect on September 30, 2020 for cable transfers in RMB per U.S. dollar as certified for customs purposes by the Federal Reserve, the central bank of the United States of America. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other rate on September 30, 2020 or at any other date.

2            Summary of significant accounting policies

(a)          Principles of consolidation

The accompanying unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries in which the Company, directly or indirectly, has a controlling financial interest. For consolidated subsidiaries where the Company’s ownership is less than 100%, the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to the Company, are presented as non-controlling interests. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)          Use of estimates

The preparation of the unaudited condensed consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the estimate of stand-alone selling price for each performance obligation in contracts with customers that contain more than one performance obligation, the estimated number of successful match units over the estimated weighted average remaining useful life of donated cord blood units, the useful lives of property, plant and equipment and intangible assets, the recoverability of property, plant and equipment and intangible assets, the collectibility of accounts receivables, and the realizability of inventories and deferred tax assets.

3            Property, plant and equipment, net

Property, plant and equipment, net consist of the following:

	March 31,	September 30,
	2020	2020	2020
	RMB	RMB	US$

Buildings	604,112	604,008	88,961
Leasehold improvements	14,864	14,864	2,189
Machineries	208,377	217,397	32,019
Motor vehicles	19,088	19,183	2,825
Furniture, fixtures and equipment	55,722	54,913	8,088
Construction-in-progress	1,356	3,115	459
	903,519	913,480	134,541
Less: Accumulated depreciation	(380,840)	(399,327)	(58,815)
Total property, plant and equipment, net	522,679	514,153	75,726

Depreciation expense related to property, plant and equipment for the three months ended September 30, 2019 and 2020 was RMB11,300 and RMB11,111 (US$1,636), respectively. Depreciation expense related to property, plant and equipment for the six months ended September 30, 2019 and 2020 was RMB22,590 and RMB22,312 (US$3,286), respectively.

4            Income tax

The Company’s PRC subsidiaries are subject to PRC statutory income tax rate of 25% unless otherwise specified.

In February 2018, Beijing Jiachenhong Biological Technologies Co., Ltd. (“Beijing Jiachenhong”) received approval from the tax authority on the renewal of its High and New Technology Enterprises (“HNTE”) status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2017 to December 31, 2019. Beijing Jiachenhong is in the process of reapplication for its HNTE certificate which, upon approval, will entitle it to the preferential income tax rate of 15% from January 1, 2020 to December 31, 2022.

In February 2020, Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd. (“Guangzhou Nuoya”) received approval from the tax authority on the renewal of its HNTE status which entitled it to the preferential income tax rate of 15% effective retroactively from January 1, 2019 to December 31, 2021.

In March 2019, Zhejiang Lukou Biotechnology Co., Ltd. (“Zhejiang Lukou”) received approval from the tax authority that it qualified as a HNTE which entitled it to the preferential income tax rate of 15% effective retrospectively from January 1, 2018 to December 31, 2020.

The Enterprise Income Tax Law and its implementation rules also impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends receivable by non-PRC-resident enterprises from PRC-resident enterprises in respect of earnings accumulated beginning on January 1, 2008. As of September 30, 2020, such undistributed earnings that may be subject to the withholding tax amounted to RMB3,117,779 (US$459,199) and the related unrecognized deferred tax liability was RMB311,778 (US$45,920).

The Company’s effective income tax rates for the three months ended September 30, 2019 and 2020 were 15.3% and 14.7%, and were 15.2% and 15.4% for the six months ended September 30, 2019 and 2020, respectively. The effective income tax rates for the three months and six months ended September 30, 2019 and 2020 differ from the PRC statutory income tax rate of 25% primarily due to the effect of non-PRC entities not being subject to income tax, which is offset by the effect of Beijing Jiachenhong, Guangzhou Nuoya and Zhejiang Lukou’s preferential tax treatments.

As of and for the three months and six months ended September 30, 2020, the Group did not have any material unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Group does not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

5            Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the three months and six months ended September 30, 2019 and 2020 respectively:

	Three months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Numerator:
Net income for basic and diluted net income per share	120,353	131,434	19,360

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share	121,551,075	121,551,075	121,551,075

Earnings per share
- Basic	0.99	1.08	0.16
- Diluted	0.99	1.08	0.16

	Six months ended September 30,
	2019	2020	2020
	RMB	RMB	US$
Numerator:
Net income for basic and diluted net income per share	228,697	263,943	38,877

Denominator:
Weighted average ordinary shares outstanding for basic and diluted net income per share	121,551,075	121,551,075	121,551,075

Earnings per share
- Basic	1.88	2.17	0.32
- Diluted	1.88	2.17	0.32

Other Events

On November 24, 2020, the Company issued a press release announcing preliminary unaudited condensed consolidated financial results for the three months and six months ended September 30, 2020. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description
99.1 *	Press Release, dated November 24, 2020
101.INS XBRL	Interactive Data Files pursuant to Rule 405 of Regulation S-T formatted in Inline Extensible Business Reporting Language (“Inline XBRL”).
101.SCH XBRL	Taxonomy Extension Schema Document
101.CAL XBRL	Taxonomy Extension Calculation Linkbase Document
101.DEF XBRL	Taxonomy Extension Definition Linkbase Document
101.LAB XBRL	Taxonomy Extension Label Linkbase Document
101.PRE XBRL	Taxonomy Extension Presentation Linkbase Document

*    Previously filed

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: December 8, 2020